FOR IMMEDIATE RELEASE
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FOR:  RAWSON-KOENIG, INC.                       CONTACT:  Les Horvath
      2301 Central Parkway                                Controller
      Houston, Texas  77092


             RAWSON-KOENIG, INC. COMPLETES TENDER OFFER
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    Houston, Texas, November 7, 1997 - Rawson-Koenig, Inc. (NASDAQ
Small-Cap Market Symbol: RAKO) announced today that its tender offer, dated August 28, 1997, to purchase all of its outstanding common stock at $2.15 per share, net to the seller, had expired as scheduled at 12:00 midnight, New York City time, on Friday, October 31, 1997.

    Based on a preliminary count, 1,282,132 shares of Rawson-Koenig, Inc. common stock were tendered and accepted for payment pursuant to the tender offer. The tendered shares represent approximately 82.24% of the total shares that were outstanding prior to the consummation of the tender offer, excluding shares held by the Rawson Family.

    The Rawson Family holds 2,342,102 shares of Rawson-Koenig, Inc. common stock and these shares were not tendered pursuant to the tender offer.

    Rawson-Koenig, Inc. manufactures truck service bodies, truck tool boxes, winches and truck-mounted cranes.